Dreyfus Massachusetts Municipal Money Market Fund

ANNUAL REPORT November 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Massachusetts Municipal Money Market Fund, covering the 12-month period from December 1, 2006, through November 30, 2007.

The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis stemming from the sub-prime mortgage sector of the taxable bond market has affected virtually all areas of the financial markets, including, to some extent, money market funds. A high degree of leverage within parts of the financial system made these price fluctuations more intense than they otherwise might have been. In the ensuing "flight to quality" among investors, "liquid asset" investments such as money market funds realized tremendous inflows of assets from investors affected by the heightened volatility and from those simply awaiting a clearer picture by the Fed on the direction of the U.S. economy.

Although we expect slower financial conditions in 2008, lower short-term interest rates from the Fed may help forestall a technical recession. As was widely anticipated, at its December 11 meeting the Fed took action and lowered its overnight rate to 4.25%. Despite this recent rate cut, investors will continue to closely monitor the credit markets and signals by the Fed on the state of the U.S economy in 2008. During times like these, it is a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through November 30, 2007, as provided by Bill Vasiliou, Portfolio Manager

Fund and Market Performance Overview

Municipal money market yields began to drop during the reporting period as the Federal Reserve Board (the "Fed") reduced short-term interest rates in an attempt to address an intensifying credit crisis and forestall a potential recession.

For the 12-month period ended November 30, 2007, Dreyfus Massachusetts Municipal Money Market Fund produced a yield of 3.04%. Taking into account the effects of compounding, the fund also produced an effective yield of 3.08%.[1]

The Fund's Investment Approach

The fund's objective is to seek as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue its goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Massachusetts state income taxes. The fund also may invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

When pursuing the fund's objective, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, municipal money market obligations that provide income exempt from federal and Massachusetts state income taxes. Second, we actively manage the fund's average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Massachusetts's short-term municipal marketplace, while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the average maturity of the fund, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities generally are issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain prevailing yields for as long as we deem appropriate. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand considerations.

Economic and Credit Concerns Led to Interest-Rate Cuts

Over the first half of the reporting period, municipal money market yields remained relatively stable as the Fed remained on the sidelines in an environment of gradually moderating economic growth. Market conditions changed dramatically over the reporting period's second half, when credit concerns spread from the sub-prime mortgage sector of the taxable bond market to other areas of the financial markets. The credit crisis was exacerbated when a number of highly leveraged hedge funds were forced to sell their more liquid and creditworthy holdings to meet redemption requests and margin calls. This selling pressure sparked sharp declines in almost all sectors of the U.S. bond market, including municipal bonds, regardless of their lack of exposure to sub-prime mortgages. Only U.S. Treasury securities gained value as investors reassessed their attitudes toward risk and engaged in a "flight to quality."

The Fed intervened in August by reducing the discount rate—the rate it charges banks for overnight loans—in an attempt to promote market liquidity. Reductions in the federal funds rate—the rate banks charge one another for overnight loans—followed in September and October, driving it from 5.25% to 4.5% by the reporting period's end. As short-term interest rates fell, so did municipal money market yields. In addition, investor demand for tax-exempt money market instruments intensified in the wake of the credit crisis, sending municipal money market fund assets to record highs.

Like other states, Massachusetts has been adversely affected by the U.S. housing downturn and slower economic growth. However, its fiscal condition generally has remained sound due to recently effective financial management practices and growing budget reserves. Consequently, Massachusetts has retained its double-A credit rating.

A Conservative Investment Posture Warranted in an Uncertain Market

We generally maintained a conservative investment posture, focusing on municipal instruments issued directly by the state, its municipalities and other entities with high credit ratings and ample revenue streams. As always, our research staff employed rigorous credit standards, which, in our judgment, became even more important in the recent credit crisis.

For most of the reporting period, we set the fund's weighted average maturity in a range that was roughly in line with industry averages. When it became clear to us that interest rates were likely to fall, we began to extend the fund's weighted average maturity in an attempt to lock in higher yields. Whenever it was practical to do so, we "laddered" the fund's holdings to protect it from unexpected interest-rate fluctuations.

As of the reporting period's end, the Fed appears likely to implement additional reductions in short-term interest rates. We believe that the fund's modestly long weighted average maturity should enable it to capture incrementally higher yields, should short-term interest rates decline further.

December 17, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Massachusetts Municipal Money Market Fund from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 3.18
Ending value (after expenses)	$1,015.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 3.19
Ending value (after expenses)	$1,021.91

† *Expenses are equal to the fund's annualized expense ratio of .63%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007

Short-Term Investments—97.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Fall River, GO Notes (Insured; XLCA)	6.25	7/15/08	1,000,000	1,017,220
Hanson, GO Notes (Insured; MBIA)	4.00	11/15/08	337,000	338,727
Haverhill, GO Notes, BAN	4.00	9/26/08	1,750,000	1,756,923
Holliston, GO Notes, BAN	4.00	5/30/08	1,150,000	1,150,734
Lawrence, School BAN	4.25	12/21/07	1,750,000	1,750,629
Littleton, GO Notes, BAN	4.10	1/24/08	1,000,000	1,000,799
Lowell, GO Notes, BAN	4.00	9/19/08	1,000,000	1,003,783
Macon Trust Various Certificates (Massachusetts Health and Educational Facilities Authority—Harvard Vanguard Medical Associates Issue) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.67	12/7/07	4,250,000 [a,b]	4,250,000
Massachusetts (Insured; FGIC and Liquidity Facility; Citibank NA)	3.68	12/7/07	4,995,000 [a,b]	4,995,000
Massachusetts (Insured; FSA and Liquidity Facility; Lehman Liquidity Corporation)	3.77	12/7/07	1,400,000 [a,b]	1,400,000
Massachusetts, Consolidated Loan	5.25	8/1/08	1,175,000	1,189,100
Massachusetts, Consolidated Loan	5.00	9/1/08	2,000,000	2,022,356
Massachusetts, Consolidated Loan	5.25	9/1/08	605,000	613,573
Massachusetts, Consolidated Loan, Refunding	5.00	8/1/08	1,250,000	1,263,070
Massachusetts, GO Notes, Refunding	5.38	8/1/08	1,245,000	1,260,315
Massachusetts, GO Notes, Refunding	6.50	8/1/08	200,000	204,027

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts, GO Notes, Refunding (Insured; FGIC)	5.75	8/1/08	500,000	507,885
Massachusetts, GO Notes, Refunding (Insured; MBIA)	5.38	8/1/08	1,000,000	1,012,819
Massachusetts Bay Transportation Authority, General Transportation System	5.50	3/1/08	1,520,000	1,526,986
Massachusetts Development Finance Agency, IDR (Ocean Spray Cranberries, Inc. Project) (LOC; Wachovia Bank)	3.64	12/7/07	200,000 [a]	200,000
Massachusetts Development Finance Agency, MFHR (Georgetown Village Apartments Project) (Insured; FNMA)	3.65	12/7/07	5,930,000 [a]	5,930,000
Massachusetts Development Finance Agency, Revenue (Alliance Health of Massachusetts Project) (LOC; PNC Bank)	3.63	12/7/07	3,500,000 [a]	3,500,000
Massachusetts Development Finance Agency, Revenue (Beaver Country Day School Issue) (LOC; Allied Irish Banks)	3.61	12/7/07	2,000,000 [a]	2,000,000
Massachusetts Development Finance Agency, Revenue (Brooks School Issue) (Insured; MBIA and Liquidity Facility; Bank of America)	3.62	12/7/07	4,405,000 [a]	4,405,000
Massachusetts Development Finance Agency, Revenue (Catania-Spagna Issue) (LOC; Lloyds TSB Bank PLC)	3.66	12/7/07	2,565,000 [a]	2,565,000
Massachusetts Development Finance Agency, Revenue (ECM Plastic Issue) (LOC; PNC Bank)	3.70	12/7/07	2,190,000 [a]	2,190,000
Massachusetts Development Finance Agency, Revenue (Fessenden School Issue) (LOC; Bank of America)	3.64	12/7/07	3,900,000 [a]	3,900,000
Massachusetts Development Finance Agency, Revenue (FIBA Technologies Issue) (LOC; Comerica Bank)	3.68	12/7/07	1,565,000 [a]	1,565,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Development Finance Agency, Revenue (JHC Assisted Living Corporation Issue) (LOC; TD Banknorth, N.A.)	3.63	12/7/07	5,010,000 a	5,010,000
Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America)	3.64	12/7/07	2,900,000 a	2,900,000
Massachusetts Development Finance Agency, Revenue (New Jewish High School Project) (LOC; Allied Irish Banks)	3.59	12/7/07	3,000,000 a	3,000,000
Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (LOC; JPMorgan Chase Bank)	3.66	12/7/07	5,000,000 a	5,000,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; Citizens Bank of Massachusetts)	3.64	12/7/07	10,980,000 a	10,980,000
Massachusetts Development Finance Agency, Revenue (Young Mens's Christian Association of Greater Worcester Issue) (LOC; TD Banknorth, N.A.)	3.64	12/7/07	5,840,000 a	5,840,000
Massachusetts Development Finance Agency, Revenue (Young Mens's Christian Association of the North Shore Project) (LOC; Key Bank)	3.60	12/7/07	1,000,000 a	1,000,000
Massachusetts Development Finance Agency, RRR (SEMASS System) (Insured; MBIA and Liquidity Facility; Morgan Stanley Bank)	3.67	12/7/07	5,245,000 a,b	5,245,000
Massachusetts Development Finance Authority, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.)	4.18	12/7/07	6,000,000 a,b	6,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Development Finance Authority, Multifamily Revenue (Seth I Apartments Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.)	4.18	12/7/07	5,500,000 a,b	5,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Alliance Health of Southeastern Massachusetts Issue) (LOC; RBS Citizens NA)	3.62	12/7/07	5,995,000 a	5,995,000
Massachusetts Health and Educational Facilities Authority, Revenue (Falmouth Assisted Living Issue) (LOC; Bank of America)	3.62	12/7/07	1,800,000 a	1,800,000
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.08	12/7/07	5,225,000 a,b	5,225,000
Massachusetts Housing Finance Agency, SFHR Notes	4.00	12/1/07	4,000,000	4,000,018
Massachusetts Industrial Finance Agency, IDR (LB Foster Company Project) (LOC; PNC Bank)	3.69	12/7/07	2,045,000 a	2,045,000
Massachusetts Industrial Finance Agency, Industrial Revenue (Mercer Paper Tube Corporation Issue) (LOC; JPMorgan Chase Bank)	3.69	12/7/07	1,000,000 a	1,000,000
Massachusetts Industrial Finance Agency, Revenue (Heritage at Hingham Issue) (Liquidity Facility; FNMA and LOC; FNMA)	3.68	12/7/07	6,760,000 a	6,760,000
Massachusetts Industrial Finance Agency, Revenue (Hi-Tech Mold and Tool, Inc. Issue) (LOC; SunTrust Bank)	3.66	12/7/07	750,000 a	750,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Industrial Finance Agency, Revenue (Peterson American Corporation Project) (LOC; Bank One)	3.90	12/7/07	900,000 [a]	900,000
Massachusetts Industrial Finance Agency, Senior Living Facility Revenue (Forge Hill Project)	7.00	4/1/08	1,480,000 [c]	1,524,150
Massachusetts Port Authority, Special Facilities Revenue (Delta Air Lines, Inc. Project) (Insured; AMBAC and Liquidity Facility; Citibank NA)	3.77	12/7/07	7,495,000 [a,b]	7,495,000
Massachusetts Port Authority, Special Facilities Revenue (Delta Air Lines, Inc. Project) (Insured; AMBAC and Liquidity Facility; Citibank NA)	3.77	12/7/07	7,495,000 [a,b]	7,495,000
Massachusetts School Building Authority, Dedicated Sales Tax Revenue	4.00	8/15/08	625,000	626,708
Massachusetts School Building Authority, Dedicated Sales Tax Revenue	5.00	8/15/08	1,250,000	1,262,870
Massachusetts Water Resources Authority, General Revenue (Insured; MBIA)	5.25	8/1/08	800,000	809,191
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.65	12/7/07	5,920,000 [a]	5,920,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.65	12/7/07	3,600,000 [a]	3,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.65	12/7/07	1,880,000 [a]	1,880,000
Medford, GO Notes, BAN	4.13	2/28/08	2,900,000	2,901,799
North Reading, GO Notes (Municipal Purpose Loan) (Insured; FSA)	4.50	9/15/08	384,000	386,802
Puttable Floating Option Tax Exempt Receipts (Massachusetts Water Resources Authority, General Revenue) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.64	12/7/07	3,500,000 [a,b]	3,500,000
Salem, GO Notes, BAN	4.00	10/23/08	3,280,000	3,296,963
Stoughton, BAN	4.00	6/26/08	1,227,000	1,230,193
University of Massachusetts Building Authority, Project and Refunding Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	3.59	12/7/07	3,000,000 [a]	3,000,000
Total Investments (cost $178,397,640)			**97.3%**	**178,397,640**
Cash and Receivables (Net)			**2.7%**	**4,993,966**
Net Assets			**100.0%**	**183,391,606**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities amounted to $51,105,000 or 27.9% of net assets.*

[c] *This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	82.8
AAA,AA,A[d]		Aaa,Aa,A[d]		AAA,AA,A[d]	12.0
Not Rated[e]		Not Rated[e]		Not Rated[e]	5.2
					100.0

[†] *Based on total investments.*
[d] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	178,397,640	178,397,640
Receivable for investment securities sold		11,872,853
Interest receivable		1,432,196
Prepaid expenses		6,761
		191,709,450
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		99,536
Cash overdraft due to Custodian		1,773,016
Payable for investment securities purchased		6,375,721
Payable for shares of Beneficial Interest redeemed		7
Accrued expenses		69,564
		8,317,844
Net Assets ($)		**183,391,606**
Composition of Net Assets ($):		
Paid-in capital		183,391,621
Accumulated net realized gain (loss) on investments		(15)
Net Assets ($)		**183,391,606**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		183,410,357
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2007

Investment Income ($):	
Interest Income	**6,015,663**
Expenses:	
Management fee–Note 2(a)	815,079
Shareholder servicing costs–Note 2(b)	103,742
Professional fees	58,312
Prospectus and shareholders' reports	16,553
Registration fees	16,462
Trustees' fees and expenses–Note 2(c)	16,001
Custodian fees–Note 2(b)	11,813
Miscellaneous	20,183
Total Expenses	**1,058,145**
Investment Income–Net	**4,957,518**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**71**
Net Increase in Net Assets Resulting from Operations	**4,957,589**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2007	2006
Operations ($):		
Investment income−net	4,957,518	4,300,260
Net realized gain (loss) on investments	71	(86)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,957,589**	**4,300,174**
Dividends to Shareholders from ($):		
Investment income−net	**(4,957,518)**	**(4,300,668)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	348,299,121	405,906,673
Dividends reinvested	2,603,731	2,260,876
Cost of shares redeemed	(329,821,176)	(403,673,981)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**21,081,676**	**4,493,568**
Total Increase (Decrease) in Net Assets	**21,081,747**	**4,493,074**
Net Assets ($):		
Beginning of Period	162,309,859	157,816,785
End of Period	**183,391,606**	**162,309,859**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,		Ten Months Ended November 30,	Year Ended January 31,		
	2007	2006	2005[a]	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.030	.028	.015	.006	.005	.009
Distributions:						
Dividends from investment income−net	(.030)	(.028)	(.015)	(.006)	(.005)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.08	2.79	1.82[b]	.65	.48	.88
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.65	.65	.65[b]	.65	.62	.60
Ratio of net expenses to average net assets	.65	.65	.65[b]	.65	.62	.60
Ratio of net investment income to average net assets	3.04	2.75	1.81[b]	.62	.48	.88
Net Assets, end of period ($ x 1,000)	183,392	162,310	157,817	137,292	188,232	223,456

[a] The fund has changed its fiscal year end from January 31 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Massachusetts Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $15 is available to be applied against future net securities profits, if any, realized subsequent to November 30, 2007. If not applied, the carryover expires in fiscal 2014.

The tax characters of distributions paid to shareholders during the fiscal periods ended November 30, 2007 and November 30, 2006, were all tax exempt income.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2007, the fund was charged $74,462 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $21,730 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $2,724 for providing custodial services for the fund for the five months ended November 30, 2007. Prior to becoming an affiliate, The Bank of New York was paid $9,089 for custody services to the fund for the seven months ended June 30, 2007.

During the period ended November 30, 2007, the fund was charged $4,740 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $73,358, custodian fees $19,364, chief compliance officer fees $3,214 and transfer agency per account fees $3,600.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Massachusetts Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Massachusetts Municipal Money Market Fund, including the statement of investments, as of November 30, 2007 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Massachusetts Municipal Money Market Fund at November 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
January 18, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal period ended November 30, 2007 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Massachusetts residents, Massachusetts personal income taxes). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2007 calendar year on Form 1099-INT, which will be mailed by January 31, 2008.

At a meeting of the fund's Board of Trustees held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance as well as comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper, all for various periods ended September 30, 2007. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was higher than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund's total returns were at, or no more than two basis points less than, the Performance Group median for each reported time period up to 10 years, and lower than the Performance Universe median for each reported time period up to 10 years. The Board noted the narrow spread in performance among the Performance Group and Performance Universe funds.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates that was reported in the same

Lipper category as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and any differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund, to evaluate the appropriateness and reasonableness of the fund's management fee. Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- While the fund's performance was generally below median, the Board noted the narrow spread in performance among the Performance Group and Performance Universe funds and that certain of the Performance Group funds invested in securities that were not Massachusetts municipal securities.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 164

———————

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 86

———————

William Hodding Carter III (72)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 27

———————

Gordon J. Davis (66)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of Dewey and LeBoeuf, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 37

Joni Evans (65)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

——————————

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of
 Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

——————————

Richard C. Leone (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
  exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

——————————

Hans C. Mautner (70)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 27

32

Robin A. Melvin (44)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 27

—————————

Burton N. Wallack (57)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

—————————

John E. Zuccotti (70)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

—————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (82 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 78 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Massachusetts Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DMAXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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